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Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:  Sirius Satellite Radio Inc.
Commission File No.:  333-101317

100 STREAMS
OF SATELLITE RADIO                                                 SIRIUS [LOGO]
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                                                                         it's_ON


                   SIRIUS ANNOUNCES SUCCESSFUL EXCHANGE OFFER
            $1.2 Billion Recapitalization Expected to Close This Week

         o    $200 Million in New Cash to be Provided
         o Approximately $636 Million in Debt and $519 Million in Preferred Stock to be Converted to Common Stock
         o    91% of Debt Holders Agree to Participate in Recapitalization

NEW YORK, NY - March 5, 2003 - SIRIUS (NASDAQ: SIRI), the premier satellite radio broadcaster and only service delivering uncompromised coast-to-coast music and entertainment for your car and home, today announced that 91% of its debt holders have agreed to exchange their debt for common stock, in a recapitalization that also exchanges the company's preferred stock for common stock, plus will inject $200 million in new capital from its major financial partners through the sale of newly-issued common stock.

SIRIUS said the holders of approximately 91% in principal amount of the company's debt tendered in the exchange offer, including 100% of its term loans, approximately 90% of its senior secured discount notes, approximately 85% of its senior secured notes and approximately 89% of its convertible subordinated notes. In connection with the offer, holders of a majority of the company's debt agreed to reduce the minimum tender conditions.

Also, at a special stockholder meeting held yesterday in New York City, an overwhelming majority of SIRIUS stockholders approved the recapitalization transactions. Over 90% of stockholder votes cast were in favor of the transactions.

Affiliates of OppenheimerFunds, Blackstone and Apollo have agreed to provide $200 million in additional funds, that - when combined with existing cash on-hand - will give SIRIUS over $300 million in cash, sufficient to fund SIRIUS into the second quarter of 2004. OppenheimerFunds will provide $150 million, and affiliates of Apollo Management, L.P. and The Blackstone Group L.P. will each provide $25 million. Apollo and Blackstone will also exchange all of their existing convertible preferred stock for shares of common stock and warrants to purchase common stock.




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"This is a major milestone for SIRIUS that now enables us to move forward with a strong balance sheet," said Joseph P. Clayton, President and CEO of SIRIUS.
"With our commercial-free music and additional products coming online this year, including portable `Plug & Play' and in-home units, and with our car manufacturer programs taking shape, we believe that 2003 will be a defining year for SIRIUS, and a catalyst for long-term success."


Upon completion of all transactions, which are expected to conclude this week, the recapitalization will convert approximately $636 million in debt and $519 million in preferred stock into common stock.


UBS Warburg advised SIRIUS on the transaction.


About SIRIUS
SIRIUS is the only satellite radio service bringing listeners 100 streams of the best music and entertainment coast-to-coast. SIRIUS offers 60 music streams with no commercials, along with 40 world-class sports, news and entertainment streams for a monthly subscription fee of $12.95. Stream Jockeys create and deliver uncompromised music in virtually every genre to our listeners 24 hours a day. Satellite radio products bringing SIRIUS to listeners in the car, truck, home, RV and boat are manufactured by Kenwood, Panasonic, Clarion, Audiovox and Jensen, and are available at major retailers including Circuit City, Best Buy, Car Toys, Good Guys, Tweeter, Ultimate Electronics, Sears and Crutchfield. SIRIUS is the leading OEM satellite radio provider, with exclusive partnerships with DaimlerChrysler, Ford and BMW. Automotive brands currently offering SIRIUS radios in select new car models include BMW, Chrysler, Dodge, Jeep'r', and Nissan. Automotive brands that have announced plans to start offering SIRIUS in select models include Ford, Lincoln, Mercury, Mercedes-Benz, Jaguar, Volvo, Mazda, Infiniti, MINI, Audi, Volkswagen, Land Rover and Aston Martin.

Click on www.SIRIUS.com to listen to SIRIUS live, or to find a SIRIUS retailer or car dealer in your area.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to SIRIUS Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Registration Statement on Form S-4 (File No. 333-101317), and amendments thereto, filed with the Securities and Exchange Commission. Among the key factors that have a direct bearing on our results of operations are: our need for substantial additional financing in the first half of this year; our dependence upon third parties to manufacture, distribute, market and sell SIRIUS radios and components for those radios; the unproven market for our service; our competitive position and any events which affect the useful life of our satellites.


Media Contacts:
Jim Collins                                 Mindy Kramer
Media and Investor Relations                Media Relations
212-901-6422                                212-584-5138
jcollins@SIRIUSradio.com                    mkramer@SIRIUSradio.com
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Cheryl Cramer                               Thomas Meyer
Investor Relations                          Media Relations
212-901-6466                                310-578-0425
ccramer@SIRIUSradio.com                     thomas.meyer@pr21.com
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                            STATEMENT OF DIFFERENCES

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